SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM N-54C

NOTIFICATION OF WITHDRAWAL OF ELECTION TO BE SUBJECT TO

SECTIONS 55 THROUGH 65 OF THE INVESTMENT COMPANY ACT OF 1940

FILED PURSUANT TO SECTION 54(c) OF THE INVESTMENT COMPANY ACT OF 1940

The undersigned business development company hereby notifies the Securities and Exchange Commission that it withdraws its election to be subject to sections 55 through 65 of the Investment Company Act of 1940 (the “Act”), pursuant to the provisions of section 54(c) of the Act, and in connection with such notice of withdrawal of election submits the following information:

Name:  EQUUS CAPITAL PARTNERS, L.P.

Address of Principal Business Office:  2929 Allen Parkway, Suite 2500, Houston, Texas 77019

Telephone Number (including area code):  713-529-0900

File Number under the Securities Exchange Act of 1934:  0-17526

The undersigned company (1) has distributed substantially all of its assets to its securityholders and has effected a winding-up of its affairs and (2) is not liquidating as part of a merger.

Pursuant to the requirements of the Act, the undersigned company has caused this notification of withdrawal of election to be subject to sections 55 through 65 of the Act to be duly signed on its behalf of the city of Houston and the State of Texas on the 12th day of November, 2003.

EQUUS CAPITAL PARTNERS, L.P.

By:	Equus Capital Corporation, General Partner

By:	/s/ Nolan Lehmann

Nolan Lehmann, President

ATTEST:

/s/ Dana Hiller
Name:	Dana Hiller
Title:	Controller